Exhibit 1.3

MEDIA RELEASE

April 9, 2013

PLAZACORP RETAIL PROPERTIES LTD. AND KEYREIT REITERATE THE ATTRACTIVENESS OF PLAZACORP’S $8.35 ACQUISITION PROPOSAL TO KEYREIT UNITHOLDERS

FREDERICTON, NB AND TORONTO, ON - Plazacorp Retail Properties Ltd. (TSXV: PLZ) (“Plazacorp”) and KEYreit (TSX: KRE.UN) (“KEYreit”) today reiterate the attractiveness of Plazacorp’s offer to acquire 100% of the issued and outstanding trust units (the “Units”) of KEYreit for $8.35 per Unit (the “Plazacorp Offer”).  Under the Plazacorp Offer, KEYreit unitholders will have the option to tender their Units for either $8.35 per Unit in cash, subject to a maximum aggregate cash amount of approximately $62.1 million, representing approximately 50% of the consideration, 1.7041 Plazacorp shares or any combination thereof, subject to proration.

KEYreit reiterates to unitholders the superiority of the Plazacorp Offer as compared to Huntingdon Capital Corp.’s (“Huntingdon”) offer of $8.00 per unit (“Huntingdon’s Amended Offer”), which Huntingdon announced yesterday was their best and final offer. Unitholders should not tender to Huntingdon’s Amended Offer and should withdraw Units that have already been tendered.

The Plazacorp Offer is attractive to holders of KEYreit Units and provides the following advantages over Huntingdon’s Amended Offer:

•                  HIGHER CONSIDERATION PER KEYREIT UNIT THAN HUNTINGDON’S UNSOLICITED OFFER

The cash component of the Plazacorp Offer of $8.35 per Unit is significantly higher than the $8.00 per Unit offered by Huntingdon’s Amended Offer.  Assuming full proration, the current weighted average value of the Plazacorp Offer implies an $8.14 per Unit value for KEYreit unitholders based on the 1.7041 share exchange ratio and Plazacorp’s closing price on the Toronto Stock Exchange (“TSX”) of $4.65 per share on April 5, 2013.  This is also superior to Huntingdon’s Amended Offer of $8.00 per Unit;

•                  CURRENT PLAZACORP SHARE PRICE DEPRESSED BY ARBITRAGE ACTIVITY AND IS EXPECTED TO BE STRONGER POST-CLOSING

Plazacorp has traded down from its closing price on the TSX of $4.85 per share on March 22, 2013, the last trading day prior to the announcement of Plazacorp’s initial supported offer to acquire KEYreit, on significantly higher than normal volume.  This is a normal phenomenon with acquisition proposals with a cash and share component where arbitrage traders short the shares of the acquiror as a hedge against a long position in the target.  This activity adds significant volume to the shares of both the acquiror and the target, which has been the case with Plazacorp and KEYreit, and once an acquisition is completed, the pressure on the shares of the acquiror is removed, which should result in Plazacorp shares trading on a more normal basis and the value of the share alternative under the Plazacorp Offer increasing in value;

•                  TAX FREE ROLLOVER

A tax-free rollover will be available for eligible Canadian holders of KEYreit Units who elect to receive Plazacorp shares if any cash received on proration does not exceed the cost of their KEYreit Units, whereas no tax-free rollover is available under Huntingdon’s Amended Offer;

•                  SIGNIFICANT HIGH SINGLE DIGIT PERCENTAGE ACCRETION PROVIDES SUPPORT FOR INCREASED PLAZACORP SHARE PRICE AND VALUE OF PLAZACORP OFFER

The acquisition is estimated to immediately deliver high single digit percentage accretion to Plazacorp’s 2013E Adjusted Funds From Operations (“AFFO”) per share.  Such accretion assumes completion of the acquisition, the secured term credit facility financing, and anticipated synergies as a result of Plazacorp’s internalized management team.  Given the higher coupon rates on many of

KEYreit’s mortgages and its convertible debentures, it is expected that many favourable refinancing opportunities will exist over time, which are expected to further augment AFFO per share accretion;

•                  ABILITY TO CONTINUE TO RECEIVE KEYREIT DISTRIBUTIONS

The Plazacorp Offer will remain open for acceptance for 35 days after Plazacorp’s take-over bid circular is mailed to KEYreit unitholders later this week.  Until the expiry of the Plazacorp Offer KEYreit unitholders will receive an incremental $0.05 per Unit by way of KEYreit’s monthly distribution.  Unlike the Plazacorp Offer, Huntingdon’s Amended Offer expires on April 11, 2013 and, as such, would preclude KEYreit unitholders from participating in KEYreit’s distribution payable to unitholders of record on April 30, 2013.  KEYreit unitholders who elect to receive Plazacorp shares as consideration and hold them until the record date of Plazacorp’s next dividend (mid-July), will also receive an additional approximately $0.096 per KEYreit Unit (based on the 1.7041 exchange ratio);

•                  PLAZACORP HAS AN OUTSTANDING TRACK RECORD

Plazacorp has a strong track record of generating dividend growth, having increased its dividends at least once every year in the last 10 years.  KEYreit unitholders electing to receive Plazacorp shares stand to benefit from Plazacorp’s sizable, sustainable, and growing dividends;

•                  PLAZACORP IS A HIGH QUALITY INVESTMENT VEHICLE

KEYreit unitholders electing Plazacorp shares will further benefit from a larger company with a conservative debt level that has an experienced and internal management team that is fully aligned with shareholders.  The pro forma company will have a market capitalization of approximately 3.3x KEYreit’s current market capitalization, providing greater liquidity and access to capital.  Plazacorp’s management team and board of directors will collectively own approximately 34% of Plazacorp (based on estimated pro forma basic shares outstanding) upon completion of the transaction, making them highly aligned with the long term interest of Plazacorp shareholders and KEYreit unitholders receiving Plazacorp shares;

•                  OPPORTUNITIES FOR FURTHER VALUE CREATION

KEYreit unitholders who elect to take Plazacorp shares as part of this transaction will benefit greatly from Plazacorp’s ability to enhance the value of KEYreit’s property portfolio.  The many near- and longer-term benefits of the pro forma Plazacorp entity (including, among others: immediate accretion, a compatible property portfolio, enhanced geographic diversification, a sustainable AFFO payout ratio and an improved operational and capital markets profile) provide meaningful additional upside for KEYreit unitholders who elect to receive Plazacorp shares. Further details regarding benefits of electing to receive Plazacorp shares can be found in Plazacorp’s April 5, 2013 transaction announcement press release and investor presentation and additional information will be contained in the take-over bid circular which will be posted to www.sedar.com later this week;

•                  REINVESTMENT COSTS ASSOCIATED WITH HUNTINGDON’S AMENDED OFFER

The reinvestment of proceeds received from Huntingdon’s Amended Offer into other investment vehicles may be subject to transaction fees, including brokerage commissions.  Those receiving Plazacorp shares will not be subject to such fees;

•                  KEYREIT BOARD UNANIMOUSLY RECOMMENDS KEYREIT UNITHOLDERS ACCEPT THE PLAZACORP OFFER AND REJECT HUNTINGDON’S AMENDED OFFER

The Board of Trustees (the “Trustees”) of KEYreit, acting on the unanimous recommendation of its Special Committee comprised solely of independent directors, has unanimously approved the Plazacorp Offer and unanimously recommends that KEYreit unitholders tender to the bid.  The Trustees also continue to unanimously recommend that unitholders reject Huntingdon’s Amended Offer.  All Trustees of KEYreit intend to tender all of their Units to the Plazacorp Offer;

•                  JOHN BITOVE, KEYREIT’S LARGEST UNITHOLDER (16.3%), HAS AGREED TO ACCEPT THE PLAZACORP OFFER

John Bitove, CEO of KEYreit and who beneficially owns or controls approximately 16.3% of the issued and outstanding Units, has agreed to tender all of his Units to the Plazacorp Offer;

•                  PROPOSED REIT CONVERSION AND GRADUATION TO TSX PROVIDE ADDITIONAL SUPPORT TO PLAZACORP SHARE PRICE AND VALUE OF PLAZACORP OFFER

Plazacorp recently announced its intention to convert to a REIT in 2013 and has received a positive ruling from the Canada Revenue Agency in respect of such conversion. In conjunction with this expected conversion, Plazacorp will move from a quarterly common share dividend to a monthly distribution on units.  In addition, and as previously disclosed, Plazacorp intends to graduate from the TSX Venture Exchange (“TSXV”) to the TSX, subject to TSX approval.  Such graduation will not be effective until following the completion of the Plazacorp Offer and any subsequent acquisition transaction, although Plazacorp will seek to complete this move as soon as practicable thereafter.

Unitholders who have tendered Units to Huntingdon’s Amended Offer and who wish to obtain advice or assistance in withdrawing their Units are urged to contact their broker or Kingsdale Shareholder Services Inc., the information agent retained by KEYreit, at 1-888-518-1562.  Alternatively, unitholders who have tendered their Units to Huntingdon by submitting a Letter of Transmittal to Huntingdon can withdraw their Units before they have been taken up by Huntingdon by sending a written notice of withdrawal to the Canadian Stock Transfer Company Inc. at its office in Toronto, Ontario specified in Huntingdon’s Letter of Transmittal.

NON-IFRS OR NON-GAAP MEASURES

Adjusted Funds From Operations (AFFO) is an industry measure widely used to help evaluate dividend or distribution capacity.  AFFO as calculated by Plazacorp may not be comparable to similar titled measures reported by other entities.  AFFO primarily adjusts FFO for non-cash revenues and expenses and operating capital and leasing requirements that must be made merely to preserve the existing rental stream.  Most of these maintenance capital expenditures would normally be considered investing activities in the statement of cash flows.  Capital expenditures which generate a new investment or revenue stream, such as the development of a new property or the construction of a new retail pad during property expansion or intensification would not be considered as maintenance capital expenditures and would not be included in determining AFFO.

ABOUT PLAZACORP

Plazacorp is a mutual fund corporation and is one of Atlantic Canada’s leading retail property owners and developers.  Plazacorp’s current portfolio includes interests in 119 properties totaling 5.2 million square feet and additional lands held for development.  Plazacorp’s properties include a mix of strip plazas, stand-alone small box retail outlets and enclosed shopping centres anchored by approximately 90% national tenants including Shoppers Drug Mart, Dollarama, Staples, Mark’s Work Warehouse, Sobeys, and others.  Our top ten tenants contribute just over 53% of total rent.  Plazacorp is fully internalized, therefore providing shareholders directly with the synergies that come with an internalized management structure.  Plazacorp has proven its strong “value-add” capabilities to develop, redevelop and acquire retail real estate throughout Atlantic Canada, Quebec and Ontario.  Plazacorp has a strong track record of generating growth in distributions, having increased its distributions at least once every year in the last 10 years.  As a result of its capabilities, its performance and its ability to increase dividends, Plazacorp’s share price has also increased significantly since inception.

More information about Plazacorp can be found on our website at www.plaza.ca or at www.sedar.com.

ABOUT KEYreit

KEYreit (TSX: KRE.UN) is Canada’s premier small-box retail property owner with 225 properties in nine provinces across Canada. KEYreit’s properties are well located and geographically diverse across Canada with the majority of all properties containing long-term quadruple net leases.

To find out more about KEYreit (TSX: KRE.UN), visit our website at www.keyreit.com.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

This news release contains forward looking statements relating to our operations and the environment in which we operate, which are based on our expectations, estimates, forecasts and projections. These statements are not future guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward looking statements. Readers, therefore, should not place undue reliance on any such forward looking statements. Further, a forward looking statement speaks only as of the date on which such statement is made. We undertake no obligation to publicly update any such statement, to reflect new information or the occurrence of future events or circumstances, except for forward-looking information disclosed in prior disclosures which, in light of intervening events, requires further explanation to avoid being misleading.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION

Visit our website at: www.plaza.ca

Or contact:

Michael Zakuta (President and CEO) at (514) 457-0997 ext #228, or

Floriana Cipollone (Chief Financial Officer) at (416) 848-4583

KEYreit Investor relations, please contact:

Teresa Neto

Chief Financial Officer

416-361-9953

teresa.neto@keyreit.com

KEYreit unitholders, please contact:

Kingsdale Shareholder Services Inc.

1-888-518-1562 toll-free in North America

1-416-867-2272 outside of North America (collect calls accepted)

contactus@kingsdaleshareholder.com